CP&P, Inc.

February 27, 2003

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 04-04

Attention: Mr. Daniel Horwood

Re:	Application for Withdrawal of Registration Statement on Form S-4 (No. 333-90898)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), CP&P, Inc., a Georgia corporation (the “Issuer”), and Fort James Corporation, a Virginia corporation (collectively, the “Registrant”), hereby make this application to withdraw the Registration Statement on Form S-4, File No. 333-90898, filed by the Registrant with the Securities and Exchange Commission (the “Commission”), together with all exhibits thereto (collectively, the “Registration Statement”), relating to the proposed exchange offer of certain notes of Georgia-Pacific Corporation for registered notes of the Issuer. The Commission has not declared the Registration Statement effective. No securities were sold in connection with the transactions contemplated by the Registration Statement. The Registrant wishes to withdraw the Registration Statement because it does not currently intend to conduct the exchange offer as contemplated in the Registration Statement due to changed circumstances since the filing of the Registration Statement.

The undersigned, on behalf of the Registrant pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

CP&P, INC. FORT JAMES CORPORATION

By:	/s/ JAMES F. KELLEY
James F. Kelley Agent for Service of Registration Statement